82-4791

"ТҮБӘН КАМА НЕФТЕХИМ"
АЧЫК АКЦИОНЕРЛЫК ҖӘМГЫЯТЕ
423574, Түбән Кама шәһәре
Татарстан Республикасы

"НИЖНЕКАМСКНЕФТЕХИМ"
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
423574, г. Нижнекамск
Республика Татарстан

Телетайп: "МАЯК" 724614, 724620; телефон: (8555) 37-71-81,37-78-38; факс: (8555) 37-93-09, (095) 255-38-21
ОКПО 05766801; ИНН № 1651000010; E-mail: nknh@nknh.ru.

02015135

№ 35-4-2/1687 «21» 11 2001 г.

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: "Nizhnekamskneftekhim" Inc.
<u>Exemption No.: 82-4791</u>

Dear Sir or Madam:

In connection with "Nizhnekamskneftekhim" Inc.'s exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii) enclosed please find:

In accordance with the requirements imposed on us by the Deposit Agreement between Nizhnekamskneftekhim, The Bank of New York, as Depositary, and the Beneficial owners of American Depositary Receipts, dated December 18, 1998, we would like to inform you that on 6 November, 2001 the Federal Commission on Securities Markets of the Russian Federation has registered the report on the results of issuance of additional preferred and ordinary shares of Nizhnekamskneftekhim. The registration number for this issue is 1-03-00096-A for the ordinary shares and 2-03-00096-A for the preferred. On October 1, 2001 each shareholder as of that date has received 24 new shares for each existing share. As of 6 November, 2001 the newly issued ordinary and preferred shares are free to trade in Russia.

Sincerely,

R.M. Akhmetov
Depute Director General,
Economy

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